SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C.  20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*

                                GTC Telecom Corp.

                                (Name of Issuer)

                          Common Stock, $.001 par value

                         (Title of Class of Securities)

                                   36230F 10 2

                                 (CUSIP Number)

                                 S. Paul Sandhu
                                GTC Telecom Corp.
                          3151 Airway Ave., Suite P-3
                      Costa Mesa, CA 92626 (714) 549-7700

                  (Name, Address and Telephone Number of Person
                 Authorized to Receive Notice and Communications)

                                December 22, 2004

             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities and Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D

CUSIP  NO.  36230F  10  2

1. NAME OF REPORTING PERSONS - I.R.S. IDENTIFICATION NUMBERS OF ABOVE PERSONS (entities only):

       S. Paul Sandhu

2.     CHECK  THE  APPROPRIATE  BOX  IF  A  MEMBER  OF  A  GROUP:

                                                            [  ]  A
                                                            [  ]  B

3.     SEC  USE  ONLY:



4.     SOURCE  OF  FUNDS:  SC



5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):



6.     CITIZENSHIP  OR  PLACE  OF  ORGANIZATION:

       Paul  Sandhu  is  a  citizen  of  the  United  States.

7.     SOLE  VOTING  POWER:    3,901,715


8.     SHARED  VOTING  POWER:   -0-


9.     SOLE  DISPOSITIVE  POWER:    3,901,715


10.    SHARED  DISPOSITIVE  POWER   -0-


11.    AGGREGATE  AMOUNT  OWNED  BY  EACH  REPORTING  PERSON:  3,901,715


12.    CHECK  BOX  IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:


13.    PERCENT  OF  CLASS  REPRESENTED  BY  AMOUNT  IN  ROW (11)     17.6%


14.    TYPE  OF  REPORTING  PERSON   IN


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ITEM  1.     Security  and  Issuer.
--------     ----------------------

Common Stock, $0.001 par value, of GTC Telecom Corp., 3151 Airway Avenue, Suite P-3, Costa Mesa, CA 92626.

ITEM  2.     Identity  and  Background.
--------     --------------------------

This  statement  is  filed  on  behalf  of:

1.   (a)     Name: S. PAUL  SANDHU

     (b)     Business Address: 3151 Airway Avenue, Suite P-3, Costa Mesa, CA
             92626.

     (c)     Principal  Occupation: Chief  Executive Officer and
             Chairman  of  Issuer.

     (d) During the last five years, Paul Sandhu has not been convicted in a criminal proceeding.

     (e) During the last five years, Paul Sandhu has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

     (f)     Citizenship:  United  States

ITEM  3.     Source  and  Amount  of  Funds  or  Other  Consideration.
--------     ---------------------------------------------------------
Of the 3,901,715 shares reported herein, 25,000 were acquired pursuant to the exercise of Mr. Sandhu's employee stock options, since his last report on
Schedule 13D. Of the 3,901,715 shares owned by Mr. Sandhu, 407,000 of the shares are options, immediately exercisable and granted pursuant to his employment with the Issuer.


ITEM  4.     Purpose  of  Transaction.
--------     -------------------------

     (a) See Item 3. No additional acquisitions or dispositions of shares are contemplated.

ITEM  5.     Interest  in  Securities  of  the  Issuer
--------     -----------------------------------------

(a) Of the 22,225,622 shares of Common Stock outstanding, Paul Sandhu beneficially owns 3,901,715, or 17.6% of the total shares. Of these, 407,000 consists of options, immediately exercisable.

(b) Mr. Sandhu has sole dispositive and voting power over 3,901,715 shares of the Issuer.

(c) On December 21, 2004, Mr. Sandhu acquired options to purchase, immediately exercisable, up to 185,000 shares of Common Stock. On December 22, 2004, Mr. Sandhu gifted, without consideration, 200,000 shares of Common Stock to relatives of Mr. Sandhu. No other transactions are currently contemplated.

(d)  Not  applicable.

(e)  Not  applicable.


ITEM  6.     Contracts, Arrangements, Understandings or Relationships with
             Respect to Securities of Issuer
--------     ---------------------------------------

     See Item 5.


ITEM  7.     Materials  to  be  Filed  as  Exhibits.
--------     ---------------------------------------

     None.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  January 6, 2005

                                       /s/ S. Paul Sandhu
                                       _____________________________
                                       S. Paul  Sandhu


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